VANGUARD CELLULAR SYSTEMS, INC. AND SUBSIDIARIES
                 CALCULATION OF FULLY DILUTED EARNINGS PER SHARE
               For The Three Months Ended March 31, 1996 and 1995

        (Amounts in thousands, except per share data)
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                                                                        1996            1995


Net Income (Loss)                                                    $  2,621         $ (7,157)

Weighted average number of common shares outstanding                   41,313           40,686

Adjustments necessary to reflect weighted average number
of common shares outstanding on a fully diluted basis                   1,057            1,489

                                                                       42,370           42,175

Fully diluted earnings per share                                     $   0.06         $  (0.17)

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